SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 105592 / June 1, 2026

Admin. Proc. File No. 3-20916

In the Matter of

IHSAN DARIUSH IBRAHIM GHOLIZADEH INC. and IHSAN DARIUSH IBRAHIM GHOLIZADEH TRANSFER TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

Inaccurate Forms TA-1

Failure to File Required Amendments to Forms TA-1

Registered transfer agents willfully violated securities laws by filing inaccurate registration applications on Form TA-1 and failing to make required corrective amendments to those applications. *Held*, it is in the public interest to revoke transfer agents' registrations.

APPEARANCES:

Jack Kaufman, for the Division of Enforcement.

Ihsan Dariush Ibrahim Gholizadeh, for Ihsan Dariush Ibrahim Gholizadeh Inc., as its CEO, and for Ihsan Dariush Ibrahim Gholizadeh Transfer Trust, as its Treasurer.

On June 30, 2022, the Securities and Exchange Commission instituted administrative proceedings against Ihsan Dariush Ibrahim Gholizadeh Inc. ("Gholizadeh Inc.") and Ihsan Dariush Ibrahim Gholizadeh Transfer Trust ("Gholizadeh Trust," and together with Gholizadeh Inc., "Respondents") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] After Respondents filed an answer, the Division moved for summary disposition. Respondents did not oppose that motion, and they have stopped participating in these proceedings. Based on our review of the record, we grant the Division's motion and find that it is in the public interest to revoke Respondents' transfer agent registrations.

I. Background

A. Respondents have never made any transfer agent filings other than registration applications in which they identified a post office as their principal office.

In late 2020, Respondents each filed Forms TA-1 to register with the Commission as transfer agents. Ihsan Dariush Ibrahim Gholizadeh ("Gholizadeh") signed the registration applications as Gholizadeh Inc.'s chief executive officer and Gholizadeh Trust's treasurer. Neither Form TA-1 identified any other person as a principal.

Where Form TA-1 directs applicants to provide the address of their "principal office where transfer agent activities are, or will be, performed," Respondents both provided the address of a United States Post Office in Roxbury, Massachusetts.[2] Gholizadeh Inc. previously identified that address as a "post office address" in its Articles of Incorporation.[3] In December 2020, Gholizadeh Trust amended its application to specify that it was a corporation and to clarify

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[1] *Ihsan Dariush Ibrahim Gholizadeh Inc.*, Exchange Act Release No. 95184, 2022 WL 2357046 (June 30, 2022); 15 U.S.C. § 78q-1(c)(3).

[2] *See* Gholizadeh Inc.'s Form TA-1 filed Nov. 5, 2020, https://www.sec.gov/Archives/edgar/data/1831429/000183142920000001/xslFTA1X01/primary_doc.xml; Gholizadeh Trust's Form TA-1 filed Sept. 15, 2020, https://www.sec.gov/Archives/edgar/data/1823413/000182341220000005/xslFTA1X01/primary_doc.xml; Rule of Practice 323, 17 C.F.R. § 201.323 (authorizing the Commission to take official notice of any matter in its "public official records" and "of any material fact which might be judicially noticed by a district court of the United States"); *cf. Powers v. Treasure Hunt.Gov*, No. 4:21CV483-WS-MAF, 2021 WL 12180658, at *1 (N.D. Fla. Dec. 7, 2021) (taking judicial notice that address was a post office address).

[3] *See* Gholizadeh Inc.'s Articles of Incorporation filed June 29, 2020, https://corp.sec.state.ma.us/CorpWeb/CorpSearch/CorpSearchRedirector.aspx?Action=PDF&Path=CORP_DRIVE1/2020/0629/001873291/0001/202095851310_1.pdf; *cf. In re Lorazepam & Clorazepate Antitrust Litig.*, 900 F. Supp. 2d 8, 18 (D.D.C. 2012) (taking judicial notice of corporate filings available online from public records maintained by state Secretaries of State).

that Gholizadeh was its treasurer.[4] That amendment left unchanged the post office address in the initial Form TA-1. Respondents' public EDGAR history further shows that, in the more than five years since the amendment, neither Respondent has made a required annual report or any other transfer agent filing with the Commission.[5] Staff in the Commission's Division of Examinations also unsuccessfully attempted to contact Gholizadeh by phone and email in April 2021 to schedule examinations of Respondents.

B. The Commission instituted this proceeding against Respondents.

In June 2022, the Commission issued an order instituting proceedings against Respondents ("OIP"), which, among other things, alleged that they had willfully violated Exchange Act Section 17A(d)(1),[6] and Exchange Act Rule 17Ac2-1(a) and (c),[7] by misstating their principal office address on their registration Forms TA-1 and failing to correct their misstatements by timely filing amended registration forms. The OIP initiated proceedings to determine whether its allegations were true and if any remedial action, including a suspension or revocation of Respondents' registrations, was appropriate in the public interest.

Respondents sent a response to the Division of Enforcement in August 2022. The Division filed that response with the Office of the Secretary, and the Commission deemed it to be Respondents' answer to the OIP.[8] In their answer, Respondents did not deny, and thus admitted, the OIP's allegations that they had violated the securities laws.[9] Respondents, however, professed "a general lack of understanding of the rules" and claimed their violations were not willful. Respondents also claimed to have ceased any transfer agent activities and requested that the Commission "cancel, terminate, and withdraw" their registrations.

In December 2022, the Division filed a motion for summary disposition, requesting that the Commission revoke Respondents' transfer agent registrations. Respondents did not respond

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4 Form TA-1/A of Ihsan Dariush Ibrahim Gholizadeh Transfer Trust filed Dec. 9, 2020, https://www.sec.gov/Archives/edgar/data/1823413/000183142920000002/xslFTA1X01/primary_doc.xml.

5 *See* Gholizadeh Trust's Public EDGAR Page, https://www.sec.gov/edgar/browse/?CIK=1823413 (showing no filings other than initial and amended Forms TA-1 referenced above); Gholizadeh Inc.'s Public EDGAR Page, https://www.sec.gov/edgar/browse/?CIK=1831429 (showing no filings other than referenced Form TA-1).

6 15 U.S.C. § 78q-1 (d)(1).

7 17 C.F.R. § 240.17Ac2-1(a), (c).

8 *Ihsan Dariush Ibrahim Gholizadeh Inc.*, Exchange Act Release No. 95598, 2022 WL 3703813 (Aug. 25, 2022).

9 *See* Rule of Practice 220(c), 17 C.F.R. § 201.220(c) (providing that any allegation in an OIP not denied in an answer shall be deemed admitted).

to that motion or a subsequent order to show cause.[10] Nor have Respondents otherwise participated in these proceedings since submitting their answer.

II. Analysis

A. Summary disposition is appropriate.

Under Commission Rule of Practice 250(b), we may grant a motion for summary disposition if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[11] As relevant here, Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for hearing, that (1) the transfer agent willfully violated the Exchange Act or one of its rules, and (2) revocation is in the public interest.[12] Respondents have not opposed the Division's motion for summary disposition or requested a hearing. And Respondents have forfeited any arguments in their answer against revocation by not opposing the Division's motion or otherwise further participating in these proceedings.[13] For these reasons and those below, we find that there is no genuine issue as to any material fact, that the Division is entitled to summary disposition as a matter of law, and that an in-person hearing is unnecessary.

B. The threshold requirement for revoking Respondents' registrations is satisfied.

As explained below, there is no genuine issue of fact that Respondents willfully violated the Exchange Act and its rules by (1) providing an incorrect address in their Form TA-1 applications for registration as transfer agents; (2) failing to correct that address by filing amended registration applications; and (3) thereby engaging in activity as a transfer agent that contravened Commission rules. Any one of these findings independently satisfies the first element for relief under Exchange Act Section 17A(c)(3).

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[10] *Ihsan Dariush Ibrahim Gholizadeh Inc.*, Exchange Act Release No. 102922, 2025 WL 1208088 (Apr. 24, 2025) (ordering Respondents "to SHOW CAUSE by May 8, 2025, why they should not be deemed in default and why this proceeding should not be determined against them due to their failure to respond to the Division's motion or to otherwise defend this proceeding").

[11] 17 C.F.R. § 201.250(b); *see also ERHC Energy, Inc.*, Exchange Act Release No. 90517, 2020 WL 6891409, at *2 (Nov. 24, 2020) (discussing standard).

[12] *See* 15 U.S.C. § 78q-1(c)(3)(A) (cross-referencing Exchange Act Section 15(b)(4)(D) (applicable to violations of Exchange Act provisions and rules), 15 U.S.C. § 78o(b)(4)(D)).

[13] *Cf. William M. Apostelos*, Exchange Act Release No. 99539, 2024 WL 624007, at *2 & n.13 (Feb. 14, 2024) (finding that respondent forfeited any arguments made in his answer by not responding to motion for summary disposition); *Albert K. Hu*, Advisers Act Release No. 6497, 2023 WL 8469447, at *2 (Dec. 6, 2023) (holding that the respondent "forfeited any objection to our deciding this proceeding by summary disposition" because he failed to "argue that summary disposition is inappropriate or that an in-person hearing is necessary").

1. Respondents willfully violated Exchange Act Rule 17Ac2-1(a) by listing an incorrect address on their registration Forms TA-1.

There is no genuine issue of fact that Respondents violated Exchange Act Rule 17Ac2-1(a) by falsely stating on their applications for registration as transfer agents that their principal office was located at a post office. Rule 17Ac2-1(a) provides that an application for registration as a transfer agent "shall be filed with the Commission on Form TA-1, in accordance with the instructions contained therein."[14] Form TA-1 Instruction II.C.3. directs an applicant to state "[i]n Question 3.c. the full address of [its] principal office where transfer agent activities are, or will be, performed," and cautions that "a post office box number is not acceptable."[15] Respondents admitted in their answer that they provided an incorrect principal office address on their Forms TA-1. Indeed, before Respondents filed those applications, Gholizadeh Inc. had identified that address as a "post office" in its articles of incorporation. Respondents thus violated Rule 17Ac2-1(a).

There is also no genuine issue of fact that, in engaging in these violations, Respondents acted with scienter, and thus willfully. Although courts have provided varying definitions of what "willfulness" means in the securities law context,[16] acting with scienter constitutes willfulness.[17] By listing the address of a location that provided postal and related services to the public—not third-party office space where they could conduct transfer agent activities—

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[14] 17 C.F.R. § 240.17Ac2-1(a); *see also* https://www.sec.gov/files/formta-1.pdf at 1 (directing the applicant to "[r]ead all instructions before completing this form") [hereinafter Form TA-1].

[15] Form TA-1 at 30.

[16] *See, e.g.*, *Robare Grp., Ltd. v. SEC*, 922 F.3d 468, 479 (D.C. Cir. 2019) (holding that statutory text making it unlawful "willfully to omit any material fact from a Form ADV . . . signals that the Commission had to find, based on substantial evidence, that at least one of TRG's principals subjectively intended to omit material information from TRG's Forms ADV" (cleaned up)); *Mathis v. SEC*, 671 F.3d 210, 218 (2d Cir. 2012) (rejecting petitioner's "argument that a finding of 'willfulness' under [Exchange Act] § 3(a)(39)(F) would have required a determination that [petitioner] was aware that he was violating a particular rule or regulation"); *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (defining willfulness as "intentionally committing the act which constitutes the violation" (citation omitted)).

[17] *See Robare*, 922 F.3d at 479-80; *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) (finding that scienter demonstrates that violations were willful), *abrogated in part on other grounds by Lucia v. SEC*, 585 U.S. 237 (2018); *cf. Allen Holeman*, Exchange Act Release No. 86523, 2019 WL 3530381, at *11-12 (July 31, 2019) (finding that applicant who acted with extreme recklessness had acted willfully).

Respondents provided a plainly incorrect address in their Forms TA-1.[18] Their sole principal, Gholizadeh, knew that Respondents did not operate their businesses from the post office in Roxbury, Massachusetts, and he thus also knew that listing it as their principal office was inaccurate. Because Gholizadeh intentionally made false statements on Respondents' Forms TA-1,[19] Respondents acted with scienter,[20] and thus willfully violated Exchange Act Rule 17Ac2-1(a).[21]

2. Respondents also willfully violated Exchange Act Rule 17Ac2-1(c) by failing to timely correct their Forms TA-1.

There is also no genuine issue of fact that Respondents willfully violated Exchange Act Rule 17Ac2-1(c). That rule provides that if any information that a transfer agent has provided on its Form TA-1 "becomes inaccurate, misleading, or incomplete," the transfer agent "shall correct" that information "by filing an amendment within sixty days" after "the information becomes inaccurate, misleading, or incomplete."[22] Instruction 1.H. to Form TA-1 likewise informs applicants that they "must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading."[23]

The principal office address that both Respondents reported in their Forms TA-1 became inaccurate, and their sixty-day correction periods began to run, immediately upon filing those applications. Because Respondents did not file amended Forms TA-1 correcting their principal office address within those periods—and have never done so—they violated Rule 17Ac2-1(c).[24]

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18 *See* Services at the Roxbury Post Office, https://tools.usps.com/locations/details/1380015 (listing available services at the post office address listed on Respondents' Forms TA-1) (last visited May 12, 2026).

19 *Cf. Warwick Capital Mgmt., Inc.*, Advisers Act Release No. 2694, 2008 WL 149127, at *9 n.33 (Jan. 16, 2008) ("A company's scienter is imputed from that of the individuals controlling it.").

20 *Cf. Brian Madison Carnes Tr.*, Exchange Act Release No. 100192, 2024 WL 2293867, at *4 (May 21, 2024) (finding respondent acted with scienter when filing inaccurate Form TA-1 and failing to update it).

21 *See Brandon Rawls Tr.*, Exchange Act Release No. 100446, 2024 WL 3249197, at *3 (June 28, 2024) (finding same violation where transfer agent listed post office address on Form TA-1).

22 17 C.F.R. § 240.17Ac2-1(c).

23 Form TA-1 at 29.

24 *See, e.g.*, *Rawls Tr.*, 2024 WL 3249197, at *3 (finding Rule 17Ac2-1(c) violation where transfer agent failed to correct inaccurate address listed on Form TA-1).

As discussed, Respondents also knew (through Gholizadeh) that the principal office address that they listed in their Forms TA-1 was inaccurate. They thus knew their registration forms, once filed, remained inaccurate, and they knew they never filed amended forms correcting their address. Gholizadeh's filing of a Form TA-1/A to amend other portions of Gholizadeh Trust's registration application also shows that Respondents knew how to amend their applications and were aware of their obligation to maintain accurate information. Respondents thus willfully violated Rule 17Ac2-1(c) by failing to correct the inaccurate principal office address they listed on their Forms TA-1.[25]

3. As a result of the foregoing willful violations, Respondents also willfully violated Exchange Act Section 17A(d)(1).

Exchange Act Section 17A(d)(1) prohibits registered transfer agents from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.[26] Because Respondents willfully violated Rule 17Ac2-1(a) and (c), there is no genuine issue of material fact that they also willfully violated Section 17A(d)(1).

* * *

There is also no genuine issue of material fact that Respondents further violated the Exchange Act and its rules by not filing annual reports on Form TA-2 for 2020 and 2021, and by not responding to multiple staff requests to schedule examinations. Respondents' EDGAR filing history shows, and they admit in their answer, that they never filed annual reports as required by Exchange Act Rule 17Ac2-2(a).[27] Respondents also admit that they did not respond to staff requests to schedule examinations required by Exchange Act Section 17A(b)(1).[28]

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[25] The OIP also alleged that, by filing and failing to correct transfer agent registration applications that misstated their principal office address as discussed above, Respondents also willfully violated Exchange Act Section 17A(c)(2). *See* 15 U.S.C. § 78q-1(c)(2) (stating that transfer agents "may" be registered by filing an application as prescribed by the Commission). Because neither the OIP nor the Division's moving brief explains why Respondents' conduct violates that statute, we do not find that Respondents violated it here.

[26] 15 U.S.C. § 78q-1(d)(1).

[27] 17 C.F.R. § 240.17Ac2-2(a) (requiring "[e]very transfer agent registered on December 31" to file an annual report on Form TA-2 by March 31 of the following year).

[28] 15 U.S.C. § 78q(b)(1) (providing that "[a]ll records of [registered transfer agents] are subject at any time. . . to such reasonable periodic, special, or other examinations by representatives of the Commission . . . as the Commission . . . deems necessary or appropriate in the public interest, for the protection of investors, or otherwise in furtherance of the purposes of" the Exchange Act).

We do not resolve, however, whether the Division established that these additional violations were also willful because the willful violations we found above provide a sufficient statutory basis for us to determine whether remedial sanctions are in the public interest.

C. Revoking Respondents' registrations is in the public interest.

In determining whether it is in the public interest to impose remedial sanctions, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[29] Our public interest inquiry is flexible, with no single factor being dispositive.[30] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[31]

Weighing these factors, we find that revoking Respondents' registrations is in the public interest. Respondents' conduct was serious, recurrent, and done with scienter. Over more than five years, Respondents repeatedly and knowingly disregarded their obligations as transfer agents by filing applications for registration that contained a false principal office address and never filing an amendment to correct that address.[32] These violations are serious because the Commission relies on transfer agents to file accurate and timely information in their registration applications so that it may determine whether to approve those applications and to contact transfer agents and examine their operations as appropriate.[33] By knowingly providing a false address on their registration forms, and never correcting that false information, Respondents willfully frustrated these purposes.

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29 *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *12 (Mar. 30, 2007) (applying these factors in revoking transfer agent's registration).

30 *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

31 *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

32 *Cf. Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 94545, 2022 WL 969898, at *6 (Mar. 29, 2022) (finding transfer agent's misconduct egregious and recurrent where, among other things, it failed to update its Form TA-1 for more than five years).

33 *See* Form TA-1 at 32 (stating that "[d]isclosure to the [Commission] of the information requested in Form TA-1 is a prerequisite to the processing of" that form and that the Commission uses that information to determine whether it "should permit an application for registration to become effective or should deny, accelerate or postpone registration of an applicant"); *see also Fidelity Transfer Servs.*, 2022 WL 969898, at *5 (stating that accurate contact information is "essential to our staff's ability to carry out its Exchange Act oversight function").

Respondents have also offered no assurances against future violations and only partially recognized their wrongdoing. In their answer, Respondents admitted the OIP's allegations that they violated the Exchange Act and its rules by providing an incorrect principal office address and never correcting it, by failing to file annual reports, and by not responding to Exams' requests to schedule an examination. Although Respondents claimed these violations were not willful, they have yet to correct their address, file a single annual report, or respond to Exams staff.[34] Instead, Respondents claimed to have ceased operations and requested that we terminate, cancel, or withdraw their registration. But Respondents did not follow the requirements for requesting such relief[35] and forfeited any argument against revocation by not opposing the Division's motion for summary disposition.

Respondents also provided no evidence that they have actually ceased operations and, so long as their registrations remain active, nothing stops Respondents from acting as transfer agents. Respondents' continued failure to remedy their admitted violations, or even participate further in these proceedings, concerns us that they will continue to violate their regulatory obligations while they remain transfer agents. We thus find it is in the public interest to revoke Respondents' transfer agent registrations.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

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34 *Cf. Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *5 & n.23, *6 n.27 (Jan. 21, 2009) (finding that we may consider matters that fall outside the OIP when assessing appropriate sanctions, such as a failure to file required reports).

35 *See, e.g.*, Exchange Act Rule 17Ac3-1(a), 17 C.F.R. § 240.17Ac3-1(a) (requiring that a transfer agent must file a Form TA-W to obtain withdrawal); Rule of Practice 154, 17 C.F.R. § 201.154(a) (requiring motions to "state with particularity the grounds therefore" and be "accompanied by a written brief of the points and authorities relied upon").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105592 / June 1, 2026

Admin. Proc. File No. 3-20916

In the Matter of

IHSAN DARIUSH IBRAHIM GHOLIZADEH INC. and IHSAN DARIUSH IBRAHIM GHOLIZADEH TRANSFER TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the requests of Ihsan Dariush Ibrahim Gholizadeh Inc. and Ihsan Dariush Ibrahim Gholizadeh Transfer Trust that their registrations as transfer agents be cancelled, terminated, or withdrawn are denied; and it is further

ORDERED that the transfer agent registrations of Ihsan Dariush Ibrahim Gholizadeh Inc. and Ihsan Dariush Ibrahim Gholizadeh Transfer Trust be, and hereby are, revoked under Section 17A(c)(3) of the Securities Exchange Act of 1934.

By the Commission.

Vanessa A. Countryman
Secretary